Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Bilibili Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NASDAQ: BILI and HKEX: 9626)

POLL RESULTS OF THE ANNUAL GENERAL MEETING HELD ON JUNE 28, 2024

Reference is made to the circular (the “Circular”) of Bilibili Inc. (the “Company”) incorporating, amongst others, the notice of the annual general meeting of the Company (the “Annual General Meeting”) dated April 9, 2024 (the “Notice”). Unless the context requires otherwise, the capitalized terms used herein shall have the same meanings as those defined in the Circular.

The board (the “Board”) of directors (the “Directors”) of the Company is pleased to announce that at the Annual General Meeting held on June 28, 2024, all the proposed resolutions as set out in the Notice were taken by poll. The poll results in respect of the resolutions proposed at the Annual General Meeting are as follows:

			Number of Votes Cast (%)			Total Number of Votes Cast	Total Number of Voting Shares
Resolutions			For	Against	Abstain
1.	As an ordinary resolution: THAT the audited consolidated financial statements of the Company and the reports of the directors and auditor of the Company for the year ended December 31, 2023 be received	Class Z Ordinary Shares	183,703,274 (97.586461%)	36,100 (0.019177%)	4,507,307 (2.394362%)	188,246,681	188,246,681
		Class Y Ordinary Shares	837,151,140 (100.000000%)	0 (0.000000%)	0 (0.000000%)	83,715,114	837,151,140
		Total Number (Class Z & Class Y)	1,020,854,414 (99.556913%)	36,100 (0.003520%)	4,507,307 (0.439567%)	271,961,795	1,025,397,821

			Number of Votes Cast (%)			Total Number of Votes Cast	Total Number of Voting Shares
Resolutions			For	Against	Abstain
2.	As an ordinary resolution: THAT Rui Chen be re-elected to serve as a director until the 2027 annual general meeting of shareholders and until his successor is duly elected and qualified, subject to his earlier resignation or removal	Class Z Ordinary Shares	174,695,939 (92.801604%)	10,464,759 (5.559067%)	3,085,983 (1.639329%)	188,246,681	188,246,681
		Class Y Ordinary Shares	837,151,140 (100.000000%)	0 (0.000000%)	0 (0.000000%)	83,715,114	837,151,140
		Total Number (Class Z & Class Y)	1,011,847,079 (98.678489%)	10,464,759 (1.020556%)	3,085,983 (0.300955%)	271,961,795	1,025,397,821
3.	As an ordinary resolution: THAT JP Gan who has served the Company for more than nine years, be re-elected to serve as an independent director until the 2027 annual general meeting of shareholders and until his successor is duly elected and qualified, subject to his earlier resignation or removal	Class Z Ordinary Shares	164,219,681 (87.236428%)	20,990,374 (11.150462%)	3,036,626 (1.613110%)	188,246,681	188,246,681
		Class Y Ordinary Shares	83,715,114 (100.000000%)	0 (0.000000%)	0 (0.000000%)	83,715,114	83,715,114
		Total Number (Class Z & Class Y)	247,934,795 (91.165303%)	20,990,374 (7.718134%)	3,036,626 (1.116563%)	271,961,795	271,961,795
4.	As an ordinary resolution: THAT Eric He be re-elected to serve as an independent director until the 2027 annual general meeting of shareholders and until his successor is duly elected and qualified, subject to his earlier resignation or removal	Class Z Ordinary Shares	171,540,512 (91.125385%)	13,764,437 (7.311914%)	2,941,732 (1.562701%)	188,246,681	188,246,681
		Class Y Ordinary Shares	83,715,114 (100.000000%)	0 (0.000000%)	0 (0.000000%)	83,715,114	83,715,114
		Total Number (Class Z & Class Y)	255,255,626 (93.857163%)	13,764,437 (5.061166%)	2,941,732 (1.081671%)	271,961,795	271,961,795

			Number of Votes Cast (%)			Total Number of Votes Cast	Total Number of Voting Shares
Resolutions			For	Against	Abstain
5.	As an ordinary resolution: THAT authorize the board of directors of the Company to fix the remuneration of the directors	Class Z Ordinary Shares	184,773,124 (98.154784%)	269,639 (0.143238%)	3,203,918 (1.701978%)	188,246,681	188,246,681
		Class Y Ordinary Shares	837,151,140 (100.000000%)	0 (0.000000%)	0 (0.000000%)	83,715,114	837,151,140
		Total Number (Class Z & Class Y)	1,021,924,264 (99.661248%)	269,639 (0.026296%)	3,203,918 (0.312456%)	271,961,795	1,025,397,821
6.	As an ordinary resolution: THAT PricewaterhouseCoopers be re- appointed as auditor of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board to fix their remuneration for the year ending December 31, 2024	Class Z Ordinary Shares	184,642,206 (98.085238%)	665,857 (0.353716%)	2,938,618 (1.561046%)	188,246,681	188,246,681
		Class Y Ordinary Shares	83,715,114 (100.000000%)	0 (0.000000%)	0 (0.000000%)	83,715,114	83,715,114
		Total Number (Class Z & Class Y)	268,357,320 (98.674639%)	665,857 (0.244835%)	2,938,618 (1.080526%)	271,961,795	271,961,795
7.	As an ordinary resolution: THAT a general mandate be granted to the Directors to issue, allot, and deal with additional Class Z ordinary shares of the Company not exceeding 20% of the total number of issued Shares of the Company as of the date of passing of this resolution	Class Z Ordinary Shares	138,092,049 (73.356963%)	47,216,882 (25.082452%)	2,937,750 (1.560585%)	188,246,681	188,246,681
		Class Y Ordinary Shares	837,151,140 (100.000000%)	0 (0.000000%)	0 (0.000000%)	83,715,114	837,151,140
		Total Number (Class Z & Class Y)	975,243,189 (95.108764%)	47,216,882 (4.604737%)	2,937,750 (0.286499%)	271,961,795	1,025,397,821

Resolutions			Number of Votes Cast (%)			Total Number of Votes Cast	Total Number of Voting Shares
			For	Against	Abstain
8.	As an ordinary resolution: THAT a general mandate be granted to the Directors to repurchase Class Z ordinary shares and/or ADSs of the Company not exceeding 10% of the total number of issued Shares of the Company as of the date of passing of this resolution	Class Z Ordinary Shares	185,099,926 (98.328388%)	208,494 (0.110755%)	2,938,261 (1.560857%)	188,246,681	188,246,681
		Class Y Ordinary Shares	837,151,140 (100.000000%)	0 (0.000000%)	0 (0.000000%)	83,715,114	837,151,140
		Total Number (Class Z & Class Y)	1,022,251,066 (99.693119%)	208,494 (0.020333%)	2,938,261 (0.286548%)	271,961,795	1,025,397,821
9.	As an ordinary resolution: THAT the general mandate granted to the Directors to issue, allot, and deal with additional Shares in the capital of the Company be extended by the aggregate number of the Shares and/or Shares underlying the ADSs repurchased by the Company	Class Z Ordinary Shares	139,195,402 (73.943084%)	46,096,142 (24.487094%)	2,955,137 (1.569822%)	188,246,681	188,246,681
		Class Y Ordinary Shares	837,151,140 (100.000000%)	0 (0.000000%)	0 (0.000000%)	83,715,114	837,151,140
		Total Number (Class Z & Class Y)	976,346,542 (95.216366%)	46,096,142 (4.495440%)	2,955,137 (0.288194%)	271,961,795	1,025,397,821

Resolutions			Number of Votes Cast (%)			Total Number of Votes Cast	Total Number of Voting Shares
			For	Against	Abstain
10.

As an ordinary resolution:

THAT (i) the Second Amended and Restated 2018 Share Incentive Plan be approved and adopted; (ii) the Scheme Limit of the Second Amended and Restated 2018 Share Incentive Plan, being the number of shares representing 10% of the total number of issued and outstanding shares of the Company (including both Class Y ordinary shares and Class Z ordinary shares) as at the date of passing of resolution 10 rounded down to the nearest integer, be approved and adopted; and (iii) the Board and the Committee (as defined in the Second Amended and Restated 2018 Share Incentive Plan) be authorized to grant the awards thereunder, and do all such acts and execute all such documents as it/they may deem necessary or expedient in order to give full effect to the implementation of the Second Amended and Restated 2018 Share Incentive Plan

		Class Z Ordinary Shares	157,499,619 (83.666611%)	27,807,003 (14.771577%)	2,940,059 (1.561812%)	188,246,681	188,246,681
		Class Y Ordinary Shares	837,151,140 (100.000000%)	0 (0.000000%)	0 (0.000000%)	83,715,114	837,151,140
		Total Number (Class Z & Class Y)	994,650,759 (97.001450%)	27,807,003 (2.711826%)	2,940,059 (0.286724%)	271,961,795	1,025,397,821
11.	As an ordinary resolution: THAT conditional upon the passing of resolution 10, the Service Provider Sublimit (as defined in the Second Amended and Restated 2018 Share Incentive Plan), being the number of shares representing 0.5% of the total number of issued and outstanding shares of the Company (including both Class Y ordinary shares and Class Z ordinary shares) as at the date of passing resolution 10 rounded down to the nearest integer, be approved and adopted	Class Z Ordinary Shares	157,529,327 (83.683593%)	27,773,858 (14.754181%)	2,940,796 (1.562226%)	188,243,981	188,243,981
		Class Y Ordinary Shares	837,151,140 (100.000000%)	0 (0.000000%)	0 (0.000000%)	83,715,114	837,151,140
		Total Number (Class Z & Class Y)	994,680,467 (97.004603%)	27,773,858 (2.708601%)	2,940,796 (0.286796%)	271,959,095	1,025,395,121

Note: Please refer to the Notice for the full text of the resolutions proposed at the Annual General Meeting.

According to the Articles of Association, each Class Y Ordinary Share shall entitle the holder thereof to ten (10) votes, and each Class Z Ordinary Share shall entitle the holder thereof to one (1) vote (i.e. for resolutions numbered 1, 2, 5, and 7 to 11 above), save for resolutions numbered 3, 4 and 6 above, in which case each Class Y Ordinary Share and each Class Z Ordinary Share shall entitle its holder to one (1) vote.

As a simple majority of the votes was cast in favor of each of the resolutions numbered 1 to 11 above, all such ordinary resolutions were duly passed as ordinary resolutions.

The total number of issued Shares as at the Shares Record Date was 421,261,417 Shares, comprising 337,546,303 Class Z Ordinary Shares and 83,715,114 Class Y Ordinary Shares, of which 8,532,217 Class Z Ordinary Shares are reserved for future issuance upon the exercise or vesting of awards granted under the Company’s share incentive plans. Accordingly, the total number of issued Shares as at the Shares Record Date entitling the Shareholders to attend and vote on all resolutions at the Annual General Meeting was 412,729,200 Shares, comprising 329,014,086 Class Z Ordinary Shares and 83,715,114 Class Y Ordinary Shares. There were no Shares entitling the holders to attend and abstain from voting in favour at the Annual General Meeting as set out in rule 13.40 of the Listing Rules. No person was required under the Listing Rules to abstain from voting on the resolutions proposed at the Annual General Meeting and no party has stated its intention in the Circular to vote against or to abstain from voting the resolutions proposed at the Annual General Meeting.

The Directors, namely Mr. Rui CHEN, Mr. Yi XU, and an independent Director, namely Mr. Guoqi DING, attended the Annual General Meeting either in person or by means of telecommunication.

Computershare Hong Kong Investor Services Limited, the Hong Kong branch share registrar of the Company, acted as the scrutineer for counting of votes at the Annual General Meeting.

By order of the Board Bilibili Inc. Rui Chen Chairman

Hong Kong, June 28, 2024

As of the date of this announcement, the Board comprises Mr. Rui CHEN as the chairman, Ms. Ni LI and Mr. Yi XU as Directors, Mr. JP GAN, Mr. Eric HE, Mr. Feng LI and Mr. Guoqi DING as independent Directors.